Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Meridian Gold announces first quarter highlights

    RENO, NV, April 5 /CNW/ - Meridian Gold Inc. ("Meridian Gold" or the
"Company") (TSX:MNG) (NYSE:MDG) is pleased to announce highlights from the first quarter 2007.

    <<
    Highlights include:

    -   Consolidated gold production of 70,900 ounces of gold, which exceeded the Company's internal budgets, and 1.6 million ounces of silver.
    -   Commencement of mining at the Company's Rossi project with Barrick
        Exploration.
    -   Discovery of approximately 90,000 tonnes of additional mineralized material in the Millenium Zone, or approximately three months of production at current rates. This discovery continues to demonstrate the exploration upside shown at Minera Florida.
    -   Acquisition of 22 high quality land tenements along the prospective mineralized trend near the existing Minera Florida operations.
    -   Initiation of the expansion program at Minera Florida, including:
           -  The approval of the new flotation circuit, which will increase metal recoveries.
           -  The approval of the purchase of a second ball mill for the grinding circuit.
    -   Further developments at the Company's flagship El Penon mine in
        Chile, including:
           -  At Providencia, the tunnel from Dorada was completed and the vein was cross-cut.
           -  At Fortuna, the permits were obtained for mining up to
              5,000 tonnes per month of ore.
           -  Key management changes, including the appointment of Stabro
              Kasaneva as the new General Manager.
           -  The initiation of an operational excellence program focused on the Six Sigma principles.
    >>

    Consolidated gold production for the first quarter totaled 70,900 ounces of gold and 1.6 million ounces of silver, which represents a 10% increase in gold production over the Company's internal budgets. The increase was achieved at the Company's El Penon mine, where the team produced 55,600 ounces of gold, a 15% increase over the Company's internal budget and a 10% increase over the fourth quarter 2006 results.
    Production commenced during March at the Company's 40% owned Rossi mine, a Joint Venture with Barrick Exploration. To date the mine has produced
1,295 tonnes at an average grade of 13 grams of gold per tonne. The official
Mine dedication will be held April 18, 2007, with production ramp-up during the second half of the year. Meridian's share of planned production is estimated at 35,000 ounces of gold per annum.
    At Minera Florida, the Company commenced the initial phase of the expansion program to increase the mill capacity from 35,000 tonnes per month to approximately 65,000 tonnes per month, which is expected to increase gold production to more than 100,000 ounces annually. The Company has also approved the purchase and installation of a new flotation circuit designed to increase metal recoveries. When fully operational the new flotation circuit is expected to increase gold recoveries by 2%, and both silver and zinc recoveries by 3%
by the end of 2007. During the first quarter the Company also approved the purchase of an additional ball mill for the grinding circuit, consistent with the goal of reaching approximately 65,000 tonnes per month through the processing plant by the end of 2008. At Minera Florida, the Company completed
22 land agreements, further adding to the Company's land position in highly prospective and previously un-explored areas.
    Edgar Smith, Meridian's Vice President of Operations, commented, "I am pleased to announce that we have re-hired Stabro Kasaneva as the General
Manager of the El Penon Mine. Stabro will be responsible for leading his team in ramping up the mine to 2,800 tonnes per day and implementing the new operational excellence initiatives, which are based on the Six Sigma principles to help achieve these goals. At Minera Florida the discovery of an additional 90,000 tonnes of mineralized material demonstrates the significant potential this operation holds for Meridian's future production. This discovery will provide the operation with greater flexibility and demonstrates the potential exploration upside for the project."
    During the first quarter at El Penon, the development towards the
Providencia vein achieved a major milestone as the tunnel from the southern end of Quebrada Colorado was completed and the vein was cross-cut. Grades from the cross cut indicate 16 grams per tonne gold and 1,233 grams per tonne silver at 1.35 meters width. The Company is also pleased to report that the mining permits for up to 5,000 tonnes per month were obtained for the Fortuna vein and production has begun. At Fortuna 1,260 tonnes have been mined and stockpiled containing 27 grams per tonne gold and 1,300 grams per tonne silver.
    "I am extremely pleased with results achieved during the first quarter, particularly since we anticipate that as El Penon ramps up production to 2,800 tonnes per day, the results for the second half of 2007 should be better than the first half," commented Ed Dowling, Meridian's President and CEO. "These first quarter highlights underpin Meridian's commitment to our four point growth initiative: operational excellence at our operating assets, continued
organic growth through exploration, value creating growth from accretive acquisition of quality projects, and the constant improvement of our human and intellectual capital. In closing, I look forward to sharing with our investment community through future releases all of the events happening at
Meridian Gold as we work towards creating the Premier Value Gold Mining
Company".

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    Meridian Gold Inc. is a different kind of gold company. The focus is on profitability, and the quality of the ounces produced, not the quantity of ounces produced. The quality of these ounces is measured by the value delivered to all stakeholders during the process; including all shareholders, employees and the communities and environment in which Meridian lives and operates.

    Safe Harbor Statement under the United States Private Securities
Litigation Reform Act of 1995: Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private
Securities Litigation Reform Act of 1995 and Canadian securities legislation.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements.

    %CIK: 0001016888

    /For further information: please visit our website at
www.meridiangold.com, or contact: Krista Muhr, Senior Manager, Investor
Relations, Tel: (800) 572-4519, Fax: (775) 850-3733, E-mail:
krista.muhr(at)meridiangold.com/
    (MNG. MDG)

CO:  Meridian Gold

CNW 08:41e 05-APR-07